Exhibit 99.77B

Report of Independent Registered Public Accounting Firm

In planning and performing our audit of the financial statements of the NRM Investment Company (the “Fund”) as of and for the year ended August 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Fund’s internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control.

Accordingly, we do not express an opinion on the effectiveness of the Fund’s internal control. Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We noted no material weaknesses or significant deficiencies in the Fund’s internal control.

ParenteBeard LLC
Malvern, Pennsylvania
October 29, 2010	/s/ ParenteBeard LLC